EPSON
SEIKO EPSON CORPORATION

File No. 82-34746

03 OCT -3 AM 7:21

September 9, 2003

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03032585

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b):

If you have any further questions or requests for additional information please do not hesitate to contact Natsuki Sugita of Investor Relations Promotion Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Promotion Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language documents listed from 11 and 12 below are included in EXHIBIT A, and extract English translations of the documents listed from 1 to 10 below are included in EXHIBIT B, both attached hereto)

1. Notice of convocation of General Meeting of Shareholders dated June 12, 2003 (issued with the Annual Business Report) (extract English translation attached)

2. Notice of Resolutions of General Meeting of Shareholders dated June 27, 2003 (extract English translation attached)

3. Press Release (Japanese Language only) titled "Notification of issuance of new shares and offering for sale of existing shares" dated May 20, 2003

4. Press Release (Japanese Language only) titled "Forecasts for the fiscal year ending March 2004 and the accounting half-year ending September 2003" dated May 20, 2003

5. Press Release (Japanese Language only) titled "Determination of issue price of new shares to be issued and preliminary condition for the book building" dated May 30, 2003

6. Press Release (Japanese Language only) titled "Determination of change of preliminary condition for the book building" dated June 9, 2003

7. Press Release (Japanese Language only) titled "Determination of prices of public offering, etc., numbers of shares to be offered in and outside Japan, and number of shares to be offered for sale through over-allotment" dated June 16, 2003

8. Press Release (Japanese Language only) titled "Forecasts for the fiscal year ending March 2004 and the accounting half-year ending September 2003" dated June 24, 2003

9. Press Release (Japanese Language only) titled "Result of capital increase by allotment to third party" dated July 18, 2003

10. Press Release (Japanese Language only) titled "Reform of Epson pension plan" dated August 19, 2003

11. Statutory Public Notice dated in connection with financial statements for the fiscal year ending March 31, 2003

12. Annual Securities Report dated June 27, 2003, for the fiscal year ending March 31, 2003

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT C, attached hereto)

Press Releases

	Date	Title
1.	18 July 2003	Advice concerning Epson's inkjet printers being called off
2.	6 Aug. 2003	Consolidated Results for the First Quarter Ended June 30, 2003
3.	6 Aug. 2003	Epson Announces Resumption of Construction at Chitose Plant

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Statutory Public Notice in connection with financial statements for the fiscal year ending March 31, 2003

   This is a Statutory Public Notice stating the results for the relevant fiscal year.

2. Annual Securities Report dated June 27, 2003, for the fiscal year ending March 31, 2003

   This is the annual securities report containing information pertaining to the business, financial conditions, operating results, and financial statements of the Company and its consolidated subsidiaries for each of the two years ending March 31, 2002 and March 31, 2003.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the extract English translations of the documents referred to in ANNEX A, Section A. Items 1 to 10.

1. Notice of convocation of General Meeting of Shareholders dated June 12, 2003
(Issued with the Annual Business Report)

[Summary Translation]

June 12, 2003

To our Shareholders:

NOTICE OF CONVOCATION OF
THE 61ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 61st Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company"), which will be held as follows.

Particulars

3. Agenda:

Matters to be reported:

Business Report, Balance Sheet and Profit and Loss Statement for the 61st term (April 1, 2002, to March 31, 2003)

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 61st term
Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company Details of the proposals described above are as stated in pages 31 to 33 of the attached "Reference Materials Concerning Exercise of Voting Rights".
Third Item of Business:	Appointment of three (3) Directors
Fourth Item of Business:	Appointment of one (1) Statutory Auditor
Fifth Item of Business:	Payment of Retirement Bonuses to Retired Directors and Retired Statutory Auditors for their services

Sixth Item of Business: Contribution of condolence money to the late managing director, Mr. Minoru Ozawa

- End -

SEGMENT SALES

Segment	60th Term		61st Term		Compared with previous term
	Amount	Ratio	Amount	Ratio	
Information-related equipment	6,040		6,269		
External sales	6,036	62.7%	6,267	61.8%	103.8%
Internal sales between segments	4		2		
Electronic devices	3,018		3,391		
External sales	2,830	29.4%	3,151	31.1%	112.4%
Internal sales between segments	187		240		
Precision products	669		660		
External sales	653	6.8%	641	6.3%	98.8%
Internal sales between segments	15		18		
Others	113		86		
External sales	108	1.1%	81	0.8%	75.8%
Internal sales between segments	5		4		
Less internal sales	(213)	---	(265)	---	124.7%
TOTAL	9,629	100.0%	10,141	100.0%	105.3%

4. BUSINESS RESULTS AND SUMMARY OF ASSETS

Item \ Term	58th Term (March 2000)	59th Term (March 2001)	60th Term (March 2002)	61st Term (Current term) (March 2003)
	Million yen			
Net sales	903,527	1,068,071	962,935	1,014,195
Ordinary Income	52,780	67,503	10,939	11,277
Net profit (loss)	12,912	28,344	(18,068)	1,174
Net profit (loss) per share	170.06 yen	186.64 yen	(118.98 yen)	6.44 yen
	Million yen			
Total assets	790,818	1,083,402	1,063,200	1,037,179
Net assets	226,368	254,667	233,373	230,659
Net assets per share	2,981.19 yen	1,676.94 yen	1,536.72 yen	1,517.56 yen

File No. 82-34746

BALANCE SHEET
(As of March 31, 2002)

[million yen]

ASSETS		LIABILITIES AND SHAREHOLDERS' EQUITY	
Item	**Amount**	**Item**	**Amount**
Current Assets	**464,010**	**Current Liabilities**	**405,849**
Cash and deposits	125,772	Notes payable	16,666
Notes receivable	899	Accounts payable	123,491
Accounts receivable	169,364	Short-term loans	110,100
Products	27,118	Current maturities of long-term loans	65,700
Raw materials and supplies	19,657	Arrearages	63,933
Products in progress	32,830	Tax expenses payable and others	535
Short-term loans	8,252	Accrued expenses	3,236
Accounts due	45,907	Advance received	4,870
Deferred tax assets	24,146	Reserve for bonus	8,898
Other current assets	12,099	Reserve for product guarantee	6,616
Allowance for doubtful accounts	(2,039)	Other current liabilities	1,800
Fixed Assets;	**573,169**	**Long-term Liabilities**	**400,671**
Fixed assets, tangible	**357,493**	Long-term loans	385,800
Buildings	147,157	Long-term arrearages	6,384
Structures	6,381	Reserve for retirement benefit	3,603
Machinery and equipment	118,741	Reserve for officers' retirement reward for their services	2,402
Transportation equipment	42	Other Long-term Liabilities	2,479
Furniture and fixtures	23,870	**TOTAL LIABILITIES**	**806,520**
Land	52,870	**Shareholders' Equity**	**12,531**
Construction in progress	8,361	**Capital surplus**	**10,258**
Other tangible assets	67	Additional paid-in capital	10,258
Fixed assets, intangible	**18,313**	**Retained Earnings**	**207,689**
Software	14,768	Earned surplus reserve	3,132
Other intangible assets	3,545	Voluntary reserve	201,860
Investments	**197,361**	Reserve for extraordinary depreciation	2,290
Investment securities	33,893	General reserve	199,570
Stocks and investments in subsidiaries	113,918	Unappropriated profit for the current year	2,695
Long-term loans	2,020	Net profit for the year	1,174
Capitalized software costs	21,188	**Variance of the estimate of stock**	**180**
Deferred tax assets	19,722	**Common stock for treasury**	**0**
Other investments, etc.	6,678	**TOTAL SHAREHOLDERS' EQUITY**	**230,659**
Allowance for doubtful accounts	(60)	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**1,037,179**
TOTAL ASSETS	**1,037,179**		

PROFIT AND LOSS STATEMENT
(From April 1, 2002, to March 31, 2003)

[million yen]

Item	Amount	
Ordinary profit and loss		
Operating profit and loss		
Net sales		1,014,195
Cost of goods sold		883,356
Selling and administrative expenses		122,442
Operating profit		**8,396**
Non-operating profit and loss		
Non-operating profit		
Interest income and dividends declared	6,793	
Rental revenue receivable	3,606	
Other non-operating profit	2,827	13,227
Non-operating expenses		
Interest expenses	4,382	
Exchange loss	1,936	
Other non-operating expenses	4,027	10,346
Ordinary Income		**11,277**
Extraordinary profit and loss		
Extraordinary profit		
Gains from return of substitution part of welfare pension fund	17,069	
Gains from return of provisions for product guarantee	2,981	
Other extraordinary profit	1,094	21,145
Extraordinary loss		
Expense for restructuring of business operations	23,133	
Loss on sales and on disposal of fixed assets	2,878	
Other extraordinary loss	4,390	30,402
Pretax Profit for the Term		**2,021**
Corporation tax, local tax, and business tax	879	
Corporation tax and other tax Adjustments	(32)	847
Net loss		**1,174**
Retained earnings carried forward		2,888
Interim dividend		1,366
Unappropriated profit for the current year		**2,695**

2. Notice of Resolutions of General Meeting of Shareholders dated June 27, 2003

[Summary Translation]
June 27, 2003

To our Shareholders:

NOTICE OF RESOLUTION OF THE 61ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify you that the following was reported and resolved as described below at the 61st Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company").

Particulars

Matter to be reported:

Business Report, Balance Sheet and Profit and Loss Statement for the 61st term (April 1, 2002, to March 31, 2003)

The details of the above financial statements were reported in this matter. Please note that from this current term our balance sheet and profit and loss statement shall be publicized on our website instead of being announced in the Nihon Keizai Shimbun, as was formerly the practice.
The Company's website address is http://www.epson.co.jp/IR/

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 61st term

This Item of Business was approved without amendment.

Second Item of Business: Partial Amendment to the Articles of Incorporation of the Company

This Item of Business was approved without amendment, and the principal details of amendments made to the Articles of Incorporation are as set out below.

1. Given the current business situation and future development of the Company and its subsidiaries, the company has made necessary amendments to Article 2 "Purposes" of its Articles of Incorporation.

2. The Company made the necessary amendments to its Articles of Incorporation in accordance with the enactment of the share

certificate nullification system and the recent recognition that quorum limits necessary for special resolutions at shareholders' meetings may be reduced , both of which are set forth under the "Law for Partial Amendments to the Commercial Code, etc." (Law No. 44 of 2002), which took effect on April 1, 2003.

Third Item of Business: Appointment of three (3) Directors

This Item of Business was approved without amendment and three (3) new Directors (Messrs. Kenji Uchida, Noriyuki Hama, and Shuji Ariga) were appointed, each accepting their respective positions.

Fourth Item of Business: Appointment of one (1) Statutory Auditor

This Item of Business was approved without amendment and one (1) new Statutory Auditor, Mr. Masayoshi Omae, was appointed. He accepted this position.

Fifth Item of Business: Payment of Retirement Bonuses to Retired Directors and Retired Statutory Auditors for their services

This Item of Business was approved without amendment. The Company will pay six (6) retired Directors (Messrs. Yuji Yamazaki, Hirokichi Kaneko, Katsuya Iwatani, Masayoshi Omae, Mitsuo Mimura, Ko Hattori) and two (2) retired Statutory Auditor (Messrs. Masanori Kawai and Toyomitsu Hirasawa) retirement bonuses within the limits of a reasonable amount in accordance with set standards of the Company. It was approved that the specific amount, time and method of payment for retired Directors and the retired Statutory Auditor will be entirely at the discretion of the Board of Directors and the Statutory Auditors respectively.

Sixth Item of Business: Contribution of condolence money to the late managing director, Mr. Minoru Ozawa

This Item of Business was approved without amendment. The Company will contribute a reasonable amount of condolence money to the late managing director, Mr. Minoru Ozawa, in accordance with set standards of the Company and instead of a retirement bonus. It was approved that the specific amount, time and method of such contribution will be entirely at the discretion of the Board of Directors.

- End -

3. Press Release (Japanese Language only) titled "Notification of issuance of new shares and offering for sale of existing shares" dated May 20, 2003

Press Release

May 20, 2003

Notification of issuance of new shares and offering for sale of existing shares

We hereby give notification that on May 20, 2003, our Board of Directors made the following resolutions and decisions regarding the issuance of new shares (in line with the listing of our share certificates at Tokyo Stock Exchange Inc.) and the offering for sale of shares respectively.

A. Issuance of new shares through public offering

1. Class of new shares to be issued: Common stock

2. Number of new shares to be issued: 40,000,000 (total of (1) and (2) below)

(1) 23,805,500 shares of common stock through a Japanese Offering, mentioned in 4(1) below.

(2) 16,194,500 shares of common stock through an International Offering, mentioned in 4(2) below.

However, a final breakdown of the number of new shares to be issued for each offering shall be determined on the Offering Price Determination Date (defined in 4(2) below) upon considering demand, with the total issue of 40,000,000 shares.

3. Issue Price:

Undetermined. (The issue price will be determined at a meeting of the Board of Directors to be held hereafter.)

However, issuance of the shares shall be cancelled if the underwriting price (the purchasing price of the shares purchased by underwriters) is lower than the issue price.

4. Method of Offering

The shares will be simultaneously offered in Japanese and in International offering markets.

(1) Japanese Offering

The Japanese Offering shall be a public offering in the Japanese market and shares shall be purchased and underwritten by the securities companies listed below.

However, the number of shares to be underwritten by each securities company shall be determined at a meeting of the Board of directors to be held hereafter.

Nikko Citigroup Limited
The Nomura Securities Co., Ltd.
Morgan Stanley Japan Limited
Daiwa Securities SMBC Co., Ltd.

Mizuho Securities Co., Ltd.
Shinko Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.
Mitsubishi Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd
Okasan Securities Co., Ltd.
SMBC Friend Securities Co., Ltd.
Cosmo Securities Co., Ltd.

(2) International Offering

The International Offering shall be made in international markets mainly in Europe and the U.S. (in the U.S., however, any offering shall only be made through private placement to qualified institutional investors as defined in Rule 144A of the U.S. Securities Act of 1933), for the purpose of which shares shall be fully and separately purchased and underwritten by International Underwriter Managers, with Morgan Stanley & Co. International Limited and Citigroup Global Markets Limited acting as International Joint Lead Managers. The selection of International Underwriter Managers other than International Joint Lead Managers and the numbers of shares to be underwritten by each International Underwriter Managers shall be determined at a meeting of the Board of Directors to be held hereafter. In addition, any International Offering may be cancelled upon consideration of market demand, etc.

The Offering Price in the Japanese Offering and the International Offering shall be identical. Preliminary conditions concerning the Offering Price being higher than the Issue Price (yet to be determined) shall be brought up at the meeting of the Board of Directors to be held hereafter. The Company and Nikko Citigroup Limited (a Global Coordinator for both the Japanese Offering and the International Offering) will determine the Offering Price upon consideration of market demand and under such preliminary conditions on June 16, 2003 ("Offering Price Determination Date").

5. Underwriting Fees
Underwriting Fees shall not be paid; instead, the difference between the Issue Price (Offering Price) and the Underwriting Price shall be clear gain for Underwriters.
6. Subscription Period for Japanese Offering
From: June 17, 2003 (Tuesday)
To: June 19, 2003 (Thursday)
7. Payment Date:
June 23, 2003 (Monday)
8. Date of Delivery of Share Certificates:
June 24, 2003 (Tuesday)
9. Initial Date for Dividend Accrual:
April 1, 2003 (Tuesday)
10. Unit of Shares for Subscription:
100
11. The Issue Price, the portion of the Issue Price that will not be appropriated to stated capital, and the details of the method of offering shall be determined at a meeting of the Board of Directors to be held hereafter. The Board of Directors authorizes the President and Representative Director to execute and deliver underwriting agreements and to carry out any other acts or matters

necessary or incidental to the issuance of the shares.

12. The Japanese Offering is subject to the Securities Registration statement under the Securities and Exchange Law of Japan taking effect.

B. Issuance of new shares through third party allotment

1. Class of new shares to be issued: Common Stock
2. Number of new shares to be issued: 4,500,000
   However, this may be changed at a meeting of the Board of Directors to be held hereafter upon consideration of market demand, etc.
3. Issue Price:
   Undetermined. (The Issue Price will be the same as that of new shares to be issued through the public offering.)
4. Allottee and number of shares to be allotted
   Nikko Citigroup Limited
   4,500,000 shares
5. Payment Date:
   July 23, 2003 (Wednesday)
6. Date of Delivery of Share Certificates:
   July 24, 2003 (Thursday)
7. Initial Date for Dividend Accrual:
   April 1, 2003 (Tuesday)
8. Unit of Shares for Subscription:
   100
9. The Issue Price, and the portion of the Issue Price that will not be appropriated to stated capital, shall be determined at a meeting of the Board of Directors to be held hereafter. The Board of Directors authorizes the President and Representative Director to grant Greenshoe options, execute purchase agreements, and carry out any other acts or matters necessary or incidental to the issuance of new shares.
10. Shares not subscribed for by the Subscription Date will not be issued.
11. If the issuance of new shares through the public offering is cancelled, then this issuance of new shares through third party allotment will also be cancelled.

C. Offer for sale of existing shares

1. Class of existing shares: Common Stock
2. Number of shares offered for sale: 10,770,000 (total of (1) and (2) below.)
   (1) 6,270,000 shares to be purchased and underwritten by underwriters
   (2) Up to 4,500,000 shares to be offered through over-allotment
3. Offering Price
   Undetermined. (The Offering Price will be the same as that of new shares to be issued through the public offering.)
4. Offeror and number of offered shares

(1) Offering of shares to be purchased and underwritten by underwriters

Shinji Hattori: .... 1,700,000 shares
Sun Kikaku Kabushiki Kaisha: ...... 1,250,000 shares
Hideo Hattori: .... 1,200,000 shares
Takako Hattori: .... 700,000 shares
Junichi Hattori: .... 500,000 shares
Yugen Kaisha Kyoueikigyou:............ 500,000 shares

Yasuo Hattori: ....320,000 shares
Kabushiki Kaisha Sunritz: ....100,000 shares

(2) Offering through over-allotment
Nikko Citigroup Limited: ....4,500,000 shares

5. Method of offering

(1) Offering of shares to be purchased and underwritten by underwriters.
The following securities companies will purchase and underwrite the shares.
Nikko Citigroup Limited
The Nomura Securities Co., Ltd.
Morgan Stanley Japan Limited
Daiwa Securities SMBC Co., Ltd.
Mizuho Securities Co., Ltd.
Shinko Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.
Mitsubishi Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd
Okasan Securities Co., Ltd.
SMBC Friend Securities Co., Ltd.
Cosmo Securities Co., Ltd.

(2) Offering through over-allotment
Nikko Citigroup Limited shall offer the shares it borrows from certain shareholders of the Company in the offering of over-allotted shares upon consideration of demand for the offering of new shares through the public offering and demand for the offering of existing shares to be purchased and underwritten by underwriters (mentioned in (1) above).

However, if the offering of new shares through the public offering is cancelled, this offering for sale shall also be cancelled.

6. Subscription period:
The subscription period shall be identical to that of the offering of new shares in the Japanese Offering.

7. Delivery Date
June 24, 2003 (Tuesday)

8. Unit of shares for subscription:
100

9. The Offering Price and any other matters necessary for a secondary offering will be reported at a meeting of the Board of Directors to be held hereafter.

10. Every issue mentioned above herein is conditional upon the enactment of the Securities Registration statement under the Securities and Exchange Law of Japan.

4. Press Release (Japanese Language only) titled "Forecasts for the fiscal year ending March, 2004, and the accounting half-year ending September 2003" dated May 20, 2003

Press Release

May 20, 2003

Forecasts for the fiscal year ending March, 2004, and the accounting half-year ending September 2003

Consolidated and non-consolidated forecasts for the fiscal year ending March 2004 (from April 1, 2003, to March 31, 2004) are as follows:

[Consolidated forecasts] (million yen)

Fiscal period / Item	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
		Composition	Change from previous period		Composition
Net sales	1,469,300	100.0%	111.1%	1,322,452	100.0%
Ordinary income	55,000	3.7%	131.9%	41,713	3.2%
Net profit	23,400	1.6%	187.1%	12,509	0.9%
Net profit per share	121.96 yen			81.08 yen	

[Non-consolidated forecasts] (million yen)

Fiscal period / Item	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
		Composition	Change from previous period		Composition
Net sales	1,109,200	100.0%	109.4%	1,014,195	100.0%
Ordinary income	25,800	2.3%	228.8%	11,277	1.1%
Net profit	9,200	0.8%	783.6%	1,174	0.1%
Net profit per share	47.95 yen			6.4 yen	
Dividend per share (interim dividend per share)	18.00 yen (9.00 yen)			18.00 yen (9.00 yen)	

Consolidated and non-consolidated forecasts for the accounting half-year ending September 2003 (from April 1, 2003, to September 30, 2003) are as follows:

[Consolidated forecasts] (million yen)

Fiscal period / Item	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
		Composition	Change from previous period		Composition
Net sales	680,900	100.0%	113.1%	601,996	100.0%
Ordinary income	13,100	1.9%	159.1%	8,236	1.4%
Interim net profit	4,800	0.7%	228.1%	2,104	0.3%

[Non-consolidated forecasts] (million yen)

Fiscal period / Item	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
		Composition	Change from previous period		Composition
Net sales	534,500	100.0%	112.8%	473,823	100.0%
Ordinary income (loss)	7,300	1.4%	-	(2,954)	(0.6%)
Interim net profit (loss)	3,200	0.6%	-	(2,262)	(0.5%)

5. Press Release (Japanese Language only) titled "Determination of issue price of new shares to be issued and preliminary conditions concerning the book building" dated May 30, 2003

Press Release

May 30, 2003

Determination of issue price of new shares to be issued and preliminary condition concerning the book building

The previously undetermined issue price, etc., for new shares to be issued in the issuance that was resolved at the meeting of the Board of Directors on May 20, 2003, has been determined as follows at the meeting of the Board of Directors on May 30, 2003.

(1) Issue price: 1,828 yen per share
If the underwriting price is below the issue price, the issuance of new shares will be cancelled.

(2) Amount of issue price not appropriated to capital amount:
914 yen per share
If the underwriting price is above the issue price, that difference will not be appropriated to capital amount either.

(3) Preliminary condition:
2150 yen to 2,450 yen

6. Press Release (Japanese Language only) titled "Determination of change of preliminary condition concerning the book building" dated June 9, 2003

Press Release

June 9, 2003

Determination of change of preliminary condition concerning the book building

We have already given notification that the preliminary condition for the book building regarding the offer of new shares to be issued and the offer for sale of existing shares was from 2,150 Japanese Yen to 2,450 Japanese Yen on May 30, 2003. We hereby give notification that the preliminary condition has been amended as follows in light of various factors, including demand and capital market conditions, and upon discussion among us, Nikko Citigroup Limited. (the Global Coordinator), and Morgan Stanley & Co. International Limited (a Joint Lead Manager).

Changed preliminary condition: from 2,150 yen to 2,600 yen

7. Press Release (Japanese Language only) titled "Determination of prices of public offering, etc., numbers of shares to be offered in and outside Japan, and number of shares to be offered for sale through over-allotment" dated June 16, 2003

Press Release

June 16, 2003

Determination of prices of the public offering, etc., numbers of shares to be offered in and outside Japan, and number of shares to be offered for sale through over-allotment

We hereby give notification that the prices of the public offering, etc., the number of shares to be offered in and outside Japan, and the number of shares to be offered for sale through over-allotment have been determined as follows.

(1) Price of public offering, etc.: 2,600 yen per share

(2) Numbers of shares to be offered:

Shares to be offered in Japan:	23,805,500
Shares to be offered outside Japan:	16,194,500

(3) Number of shares to be offered for sale through over-allotment
4,500,000

8. Press Release (Japanese Language only) titled "Forecasts for the fiscal year ending March, 2004, and the accounting half-year ending September 2003" dated June 24, 2003

Press Release

June 24, 2003

Forecasts for the fiscal year ending March 2004 and the accounting half-year ending September 2003

Consolidated and non-consolidated forecasts for the fiscal year ending March 2004 (from April 1, 2003, to March 31, 2004) are as follows:

[Consolidated forecasts] (million yen)

Fiscal period	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
Item		Composition	Change from previous period		Composition
Net sales	1,469,300	100.0%	111,1%	1,322,452	100.0%
Ordinary income	55,000	3.7%	131.9%	41,713	3.2%
Net profit	23,400	1.6%	187.1%	12,509	0.9%
Net profit per share	121.96 yen			81.08 yen	

[Non-consolidated forecasts] (million yen)

Fiscal period	Fiscal year ending in March, 2004 (forecast)			Fiscal year ending in March, 2003	
Item		Composition	Change from the previous period		Composition
Net sales	1,109,200	100.0%	109.4%	1,014,195	100.0%
Ordinary income	25,800	2.3%	228.8%	11,277	1.1%
Net profit	9,200	0.8%	783.6%	1,174	0.1%
Net profit per share	47.95 yen			6.4 yen	
Dividend per share (interim dividend per share)	18.00 yen (9.00 yen)			18.00 yen (9.00 yen)	

Consolidated and non-consolidated forecasts for the accounting half-year ending September 2003 (from April 1, 2003, to September 30, 2003) are as follows:

[Consolidated forecasts] (million yen)

Fiscal period Item	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
		Composition	Change from previous period		Composition
Net sales	680,900	100.0%	113.1%	601,996	100.0%
Ordinary income	13,100	1.9%	159.1%	8,236	1.4%
Interim net profit	4,800	0.7%	228.1%	2,104	0.3%

[Non-consolidated forecasts] (million yen)

Fiscal period Item	Fiscal year ending March 2004 (forecast)			Fiscal year ending March 2003	
		Composition	Change from previous period		Composition
Net sales	534,500	100.0%	112.8%	473,823	100.0%
Ordinary income (loss)	7,300	1.4%	-	(2,954)	(0.6%)
Interim net profit (loss)	3,200	0.6%	-	(2,262)	(0.5%)

9. Press Release (Japanese Language only) titled "Result of capital increase by allotment to third party" dated July 18, 2003

Press Release

June 18, 2003

Result of capital increase by allotment to third party

We hereby give notification of our decision to issue 4,500,000 shares of common stock for the purpose of increasing capital through the allotment of such shares to a third party (determined by resolution of our Board of Directors on May 20, 2003, and May 30, 2003) pursuant to notification received from the allottee, Nikko Citigroup Limited., concerning its intent to subscribe for allotment of 4,500,000 shares.

Nikko Citigroup Limited., which borrowed our common stock from our shareholders, offered 4,500,000 shares of common stock for sale concurrent to the public offering of new shares to be issued and the offering for sale of existing shares in line with the listing of our common stock share certificates on the First Section of the Tokyo Stock Exchange, Inc. ("Offering for Sale through Over-allotment").

This capital increase by allotment to a third party is conducted with Nikko Citigroup Limited. as the allottee in connection with the Offering for Sale through Over-allotment.

(1) Terms and conditions of issuance of new shares

a. Class and number of new shares to be issued:
4,500,000 shares of common stock
b. Issue price: 1,828 yen per share
c. Total issue price: 8,226,000,000 yen
d. Amount of issue price not appropriated to capital amount:
914 yen per share
e. Subscription date: July 23, 2003 (Wednesday)
f. Payment date: July 23, 2003 (Wednesday)
g. Issuance date: July 24, 2003 (Thursday)
h. Date from which the dividend is calculated
April 1, 2003 (Tuesday)
i. Allottee: Nikko Citigroup Limited.

Note: The subscription amount per share is 2,470 yen and the total subscription amount is 11,115,000,000 yen.

(2) Summary of the number of total outstanding shares:

Present total outstanding shares	191,864,592 shares
Increase in shares by the capital increase	4,500,000 shares
Total outstanding shares after the capital increase	196,364,592 shares

10. Press Release (Japanese Language only) titled "Reform of Epson pension plan" dated August 19, 2003

Press Release

August 19, 2003

Reform of Epson pension plan

Going from the tax qualified pension plan
to the defined contribution and defined benefit pension plan

Seiko Epson Corporation (President: Saburo Kusama) has reached an agreement with its employees to reform its pension plan, whereby the Company will terminate the present tax qualified pension plan as of the end of fiscal 2003 and half of such plan will become the defined contribution pension plan and half will become the defined benefit pension plan. Seiko Epson Corporation commenced various procedures, including preparation of applications to the Ministry of Health, Labour and Welfare, in an effort to start the new plan in April 2004.

The Company has used the present tax qualified pension plan since 1992 due to its effectiveness as a welfare plan and because while the Company was able to enjoy tax merits, employees were able to maintain a source of capital for their pension independently from the Company.

Maintaining the present plan, however, has become difficult for the Company due to an increasing shortage of reserves and the occurrence of uncontrollable risks brought about by changes in performance, which arise from revaluations in accordance with current prices of pension assets and liabilities introduced by changes to the accounting system. While employees' attitudes to the overall system of remuneration has started to change due to the spread of performance-based remuneration and diversification of employment options and life plans, employees still rely significantly on the Company's welfare system because they are uncertain about the public pension plan.

Given these situations, the Company has decided to reform its pension plan by introducing the defined contribution pension plan, whereby employees will then manage their own assets, in order to reduce pension liability and reduce risks associated with changes in performance. The Company will maintain the defined benefit pension plan, whereby it manages its assets and is guaranteed a yield of 3% per annum, in order to ensure that employees can receive a defined pension from the Company pension plan.

EXHIBIT C

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B, Section B. items 1 to 3.

Section B item 1

1. 18 July 2003 Advice concerning Epson's inkjet printers being called off

EPSON



News Release

Epson and the Dutch Consumer Association ("Consumentenbond") have come to an agreement about latter's proposed sanctions against Epson printers. After a meeting earlier this week, the Association l fully withdrawn its accusations against Epson and also its call for sanctions.

For details, please see the Association's announcement below.

EPSON TRANSLATION OF "CONSUMENTENBOND" PRESS RELEASE OF 18 JULY

Press release
Dutch Consumers' Association feels that sanction is not necessary after EPSON's explanation.

Advice against Epson's inkjet printers called off.

The Dutch Consumers' Association no longer advises consumers against purchasing EPSON inkjet printers. The mı debated residual ink is not a malicious practice. Negative purchasing advice is therefore unfounded. The Consume Association regrets the fact that due to their earlier negative purchasing advice an incorrect image of EPSON has developed in the market and that EPSON has suffered damages because of that. This is the outcome of discussior that EPSON and the Consumers' Association have had this week.

After carrying out a survey regarding ink cartridges, the Consumers' Association concluded that ink remains in pri of all brands once a warning is given that the cartridge should be replaced. EPSON's inkjet printers even stop prin In discussions with the Consumers' Association EPSON has shown that what was considered to be a technological disadvantage for consumers, is in fact a technological advantage. The buffer of the residual ink guarantees a cons quality of print-outs and protects the print-head at the same time. During the discussions EPSON gave a sound explanation of their safety margin. Consequently, the Consumers' Association does not want to accuse the printer manufacturer of 'devious tricks' anymore. The Consumers' Association no longer advises against the purchase of EPSON printers and will also inform its international sister organisations of this.

During the discussions the role of the chip in the ink cartridge was also brought up. Contrary to what the Consum Association formerly said, the presence of the chip is not to stop the printing, but to keep a record of the amount ink still left in the cartridge. Since the introduction of the first EPSON inkjet printer it is the printer software that determines when a cartridge is considered empty and thus prevents further printing.

During the discussions EPSON indicated that consumer information - which is considered important by both partie also available via the Internet on www.epson.nl/consument.

2. 6 Aug. 2003 Consolidated Results for the First Quarter Ended June 30, 2003

Section B item 2

2. 6 Aug. 2003 Consolidated Results for the First Quarter Ended June 30, 2003

SEIKO EPSON CORPORATION
3-3-5 Owa, Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/

EPSON

August 6, 2003

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2003

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Three months ended June 30,			Year ended March 31,	Three months ended June 30,
	2003	2002	Change	2003	2003
Statements of Income Data:					
Net sales	¥315,193	¥292,397	7.8%	¥1,322,453	$2,630,993
Operating income	14,217	4,337	227.8%	49,360	118,673
Income before income taxes and minority interest	12,284	760	1,516.3%	31,629	102,537
Net income (loss)	5,967	(1,074)	- %	12,510	49,808
Statements of Cash Flows Data:					
Cash flows from operating activities	33,182	35,251	(5.9)%	159,504	276,978
Cash flows from investing activities	(22,697)	(25,780)	(12.0)%	(107,943)	(189,458)
Cash flows from financing activities	88,987	26,476	236.1%	9,111	742,797
Cash and cash equivalents at end of the period	291,985	165,732	76.2%	192,288	2,437,270
Per Share Data:					
Net Income per share -Basic	¥38.62	¥(7.07)	- %	¥81.08	$0.32
-Diluted	¥38.57				$0.32

Notes

I. The consolidated figures are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. As a result of a change in accounting standards, bonuses to directors and statutory auditors, which are appropriated from retained earnings subsequent to fiscal year end and not reflected in the statement of income of the fiscal year, were reflected in the calculation of net income per share for the period ending June 30, 2003 as if they were charged to income in such fiscal year. Comparative figures have been presented as though the new standard had been applied retroactively. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥119.80 = U.S.$1 at June 30, 2003 has been used for the purpose of presentation.

<Balance Sheets data>

	June 30, 2003	March 31, 2003	June 30, 2002	June 30, 2003
Total assets	¥1,289,876	¥1,196,080	¥1,217,766	$10,766,912
Shareholders' equity	386,928	¥281,316	266,783	3,229,783
Debt / Equity ratio (%)	30.0%	23.5%	21.9%	30.0%
Shareholders' equity per share	¥2,016.67	1,851.13	1,756.72	$16.83

Operating Performance Highlights

In terms of the global economy during this first quarter, while Europe and some of the Asian countries have been falling into recession, the overall global economy continued its weak recovery, supported by personal spending in the United States and economic expansion in China. However, the period was plagued with worries such as concerns about international affairs, a slowdown in spending due to the Severe Acute Respiratory Syndrome (SARS) epidemic in Asia, and mounting concerns about global deflation.

In Japan, while corporate profits improved and stock prices increased at the end of this quarter, personal spending and capital expenditure remained at low levels and employment conditions are still harsh. Although the economic climate remained constant overall, the future of the economy is unclear.

As for the Epson Groups' main market, in the information-related equipment business, multi-function printers, which can print, scan and copy, gained popularity. On the other hand, there was a discernible decrease in demand for single-function printers and scanners, however, with the popularization of digital still camera, the photo printing market showed continuous growth. In addition, prices continued to go down for both multi-function and single-function printers. The appearance of multi-function printers for $99 had a considerable impact, further eroding the price of the products. Although the size of the laser printer market remained almost the same, price competition among color printers is increasingly severe, however, demands for color laser printer in the domestic market showed further increase. The market of liquid-crystal projectors grew due to the expansion of the home and educational markets, but at the same time average price per unit declined dramatically because there was an increase in the popularity of lower priced products. In the electronic devices business, while the mobile phone market remains steady, competition is heating up due to growing Korean manufacturers. On the other hand, the development of color displays for mobile phone showed slow but progressive growth. The personal spending deep-freeze made for a lackluster quarter for precision products business.

Under these market circumstances, Epson continued to take countermeasures to cope with higher competition and lower prices by providing products with high value using its distinctive technological strengths. Epson also actively expanded its advertising activities in order to further promote Epson brand. In addition to promoting an all-out, company-wide program to reform operations, Epson proceeded with a number of programs, including some designed to reduce costs, focus capital expenditure and increase investment efficiency.

Furthermore, Epson is concentrating its management resources to inkjet printer in the photo printing market, projectors including the rapidly growing home theater projectors due to the popularization of DVD and video games, and LCD that are receiving high reputation by mobile phones with built in cameras, which are the high growing products. With each business segment's tie up and harmonization, Epson is actively pioneering new businesses and markets.

The average exchange rates for the US dollar and the Euro in this first quarter were ¥118.50 and ¥134.66 respectively, a 7% increase in the value of the yen against the US dollar, but a drop of more than 15% against the Euro, compared to the same period last year.

As a result of the above circumstances, Epson's net sales for this first quarter increased by 7.8% on the same period last year to ¥315,193 million ($2,630,993 thousand). Operating income rose by 227.8% on the same period last year to ¥14,217 million ($118,673 thousand), and income before income taxes and minority interest also shot up 1,516.3% to ¥12,284 million ($102,537 thousand). Quarterly net income came to ¥5,967 million ($49,808 thousand) (quarterly net loss was ¥1,074 million for the same period last year).

Epson listed stocks on the first section of the Tokyo Stock Exchange on June 24, 2003.

Operating Performance Highlights by Business Segments

Information-related equipment:

The information-related equipment segment intensified its sales program for our exclusive technology pigment ink printer products (the DURABrite series) and high resolution photo quality printers. In order to increase sales, Epson also began offering low price LCD projectors in which the consumer market is expected to grow.

In the imaging and information products business, in spite of being affected by a drop in main unit prices for inkjet printers and multi-function printers (including related supplies, hereafter the same when referring to printers), sales increased slightly due to greater sales of ink cartridges as a result of an increase in the number of Epson's printers in use, and more opportunities to use printers, such as printing of digital photos and graphics. Laser printers were also affected by a drop in main unit prices, however, increase in sales of color laser printers, which consumes supplies in volume, and an increase in the number of Epson's laser printer in use including monochrome laser printers contributed to increase of sales. Sales of scanners declined dramatically due to the popularity of multi-function printers. This has resulted in a slight increase in sales for the imaging and information products business as a whole.

In the visual instruments business, while Epson saw sales increase for liquid-crystal projectors, sales of monitor modules declined. Although units of liquid-crystal projectors sold escalated substantially, the growth remained weak in terms of monetary amounts due to the influence of price reduction. Monitor modules saw a sharp drop in sales because of a decrease in orders of entertainment units, which are core products, and sales drops in completed monitors. This resulted in a sharp decrease in sales for the visual instruments business on the whole.

The system devices business saw lower sales because of diminished sales in high-price products, such as printers for elections in Brazil that were in hot demand in the same period last year. On the other hand, although conditions in the domestic PC market remain harsh, the personal computers business achieved higher sales, as Epson captured individual users' demands to buy new PCs with a TV function due to the diffusion of broadband. Overall sales in the system devices business and personal computers business ended nearly equivalent as to the same period last year.

Epson posted lower operating income in the information-related equipment business segment due to an overall decline in prices and the increase of advertisement expenses.

This resulted in net sales for the information-related equipment business segment for this first quarter increasing by 0.3% on the same period last year to ¥205,139 million ($1,712,346 thousand), and operating income decreasing by 16.2% on the same period last year to ¥15,579 million ($130,042 thousand).

Electronic devices:

In the electronics devices business segment, even with demand downturn due to the SARS epidemic and high inventory surplus in the mobile phone market, especially in the China region, Epson continued to line up products related to color LCD's, the field in which Epson has strength.

In the display business, color STN LCDs and MD-TFD LCDs saw a rise in sales, while sales decreased in monochrome STN LCDs and high-temperature polysilicon TFT for liquid-crystal projectors. In spite of being affected by a drop in price, color STN LCDs and MD-TFD LCDs saw significantly higher sales as a result of more units being sold due to a demand to substitute

monochrome displays with color displays in overseas mobile phone markets. On the other hand, sales of monochrome STN LCDs fell significantly. In spite of the increase in units sold, high-temperature polysilicon TFT for liquid-crystal projectors posted a decrease in sales on the back of miniaturization and price-reduction of panels. This has led to a significant overall increase in sales in the display business.

In the semiconductor products business, color LCD driver ICs, which have higher unit prices, achieved significantly higher sales. This is the consequence of the development of color displays for mobile phones. Sales of drivers rose on the whole as a result of more units of color LCD drivers being sold, which have a high unit price. This all led to a substantial rise in sales across the entire semiconductor business.

Even though the quartz devices business experienced falling prices, this business also saw higher sales due to an increase in the number of units sold in markets for mobile phones, in-vehicle units and digital still cameras.

In the electronic devices business segment, operating income increased, recovering from operating losses of the same period last year, due to the decline in manufacturing-related fixed expenses (such as depreciation costs) and selling, general and administrative expenses (such as research and development expenses).

This resulted in net sales for the electronic devices business segment for this first quarter increasing by 33.2% on the same period last year to ¥97,633 million ($814,966 thousand), and operating income was ¥793 million ($6,619 thousand) (operating loss was ¥14,277 million on the same period last year).

Precision products:

In the precision products segment, Epson strengthened its product capability by focusing on launching differentiated products and strategically specifying the targeted market.

In the watch business, although the average price per unit increased due to the strategy emphasizing high-price brand name products, sales of units other than strategic products decreased. In addition, OEM products were influenced by the SARS epidemic, as they are sold primarily in the Hong Kong market.

On the other hand, although there was a steady rise in sales of optical devices in the optical products business, a slump in sales of corrective lenses due to the downturn in consumption affected the business.

As a result, while net sales for the precision products business segment decreased, operating income increased due to shifting manufacturing operations to overseas and promotion of cost reduction.

This resulted in net sales for the precision products business segment for this first quarter decreasing by 9.8% on the same period last year to ¥18,024 million ($150,451 thousand), and operating income was ¥196 million ($1,636 thousand) (operating loss was ¥100 million on the same period last year).

Operating Performance Highlights by Geographic Segments

Japan:

While sales of inkjet printers and multi-function printers showed flat growth and monitor modules decreased, sales for MD-TFD LCDs and color STN LCDs increased significantly. As a result, net sales reached ¥274,305 million ($2,289,691 thousand), up 7.3% from the same period last year, while operating income came in at ¥10,949 million ($91,394 thousand), up 997.1% from the same period last year, a significant increase.

The Americas:

While sales of logic IC increased, sales of dot matrix printers, scanners, and mini-printer mechanism decreased, resulting in net sales recording a decrease compared to the same period last year. As a result, net sales fell by 3.2% from the same period last year to ¥61,236 million ($511,152 thousand),

and operating income was ¥952 million ($7,947 thousand), down 30.3% from the same period last year.

Europe:

Sales of inkjet printers, multi-function printers, laser printers, and color STN LCDs recorded an increase compared to the same period last year. This resulted in net sales increasing by 18.3% on the same period last year to ¥61,973 million ($517,304 thousand), and operating income of ¥132 million ($1,102 thousand), up 61.0% from the same period last year.

Asia / Oceania:

While sales of inkjet printers and multi-function printers decreased sharply, sales of color STN LCDs and MD-TFD LCDs increased significantly. As a result, sales rose by 11.0% from the same period last year to ¥157,302 million ($1,313,038 thousand) and operating income decreased by 0.1% to ¥3,826 million ($31,936 thousand).

Cash Flow Performance

Of the total cash flow from operating activities, net income was ¥5,967 million ($49,808 thousand) for this quarter. Of the items listed for adjusting net income, depreciation and amortization for tangible and intangible fixed assets, principally from the electronic devices business segment, was ¥26,371 million ($220,125 thousand). As for changes to assets and liabilities, inventory increased by ¥13,478 million ($112,504 thousand). As a result, cash flow from operating activities came to ¥33,182 million ($276,978 thousand).

Cash flow from investing activities was deficit of ¥22,697 million ($189,458 thousand) due to the payment of ¥23,760 million ($198,331 thousand) that came due during this period for tangible and intangible fixed assets acquired at the end of last period, principally for the imaging and information products business.

The cash flow from financial activities ended with a revenue of ¥88,987 million ($742,797 thousand), resulted by the issuance of new stocks amounting ¥98,800 million ($824,708 thousand) in relation to listing on the stock exchange.

This resulted in the outstanding balance of cash and cash equivalents to be ¥291,985 million ($2,437,270 thousand) at the end of this period.

Forecast for fiscal year ending March 31, 2004

The coming business environment is expected to remain harsh due to the weakening power of economic recovery in the world economy. Nevertheless, with an expected jump in sales of multi-function printers, and the full-scale spread of mobile phone with color displays getting underway overseas, we expect increased demand in this area.

In spite of a decline in the rate of return by an ongoing drop in prices due to increased competition, Epson expects net sales from the information-related equipment business segment to increase compared to the previous fiscal year as a result of factors such as increased sales of projectors for the home market and multi-function printers. However, due to the fact that lower price competition is progressing faster than expected, yearly sales are forecasted to fall short compared to the original outlook.

While increased demand in the electronic devices business segment is predicted on account of the continuing spread of mobile phone with color displays overseas, cost competitiveness is expected to intensify further. Epson projects that introducing new products with superior technology to the market will raise unit sales and slight increase in yearly sales are forecasted compared to the original outlook.

The precision products business segment is expected to achieve higher sales overall compared to the

previous fiscal year with the optical business and factory automation systems business expected to increase sales, in spite of the low probability of the watch business growing in terms of sales due to the maturity of its market. However with the effect of the SARS epidemic, yearly sales is forecasted to fall short compared to the original outlook.

Epson continues to review the exchange rate, taken recent trends into consideration.

The following is the outlook for half year ending September 30, 2003 and full year ending March 31,2004. Half year outlook are changed due to the effects of favorable exchange rate and reduced sales due to the drop of sales price in the information-related equipment segment. As for full year outlook, decrease of sales is projected. Even with further promotion of cost reduction and review of the exchange rate, the outlook of income will remain unchanged due to the uncertainty of market environment and lower price competition.

Outlook for Consolidated Results

Half year

	Original Outlook	Current Outlook	Change
Net Sales	¥680.9 billion	¥654.0 billion	¥(26.9 billion)
Income before income tax and minority interest	¥8.7 billion	¥14.0 billion	¥5.3 billion
Net income	¥4.8 billion	¥8.0 billion	¥3.2 billion
Exchange Rate	U.S.$1 = ¥120 Euro1 = ¥118	U.S.$1 = ¥116 Euro1 = ¥134	

Full year

	Original Outlook	Current Outlook	Change
Net Sales	¥1,469.3 billion	¥1,410.0 billion	¥(59.3 billion)
Income before income tax and minority interest	¥43.2 billion	¥43.2 billion	¥ - billion
Net income	¥23.4 billion	¥23.4 billion	¥ - billion
Exchange Rate	U.S.$1 = ¥120 Euro1 = ¥118	U.S.$1 = ¥116 Euro1 = ¥130	

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets (Unaudited)

	Millions of yen				Thousands of U.S. dollars
	June 30, 2003	March 31, 2003	Change	June 30, 2002	June 30, 2003
ASSETS					
Current assets:					
Cash and cash equivalents	¥291,985	¥192,288	¥99,697	¥165,732	$2,437,270
Time deposits	459	498	(39)	863	3,832
Notes and accounts receivable, trade	204,997	218,280	(13,283)	207,614	1,711,160
Inventories	182,828	167,478	15,350	171,930	1,526,110
Other current assets	77,951	71,010	6,941	83,650	650,676
Allowance for doubtful accounts	(4,584)	(4,244)	(340)	(4,331)	(38,263)
Total current assets	753,636	645,310	108,326	625,458	6,290,785
Property, plant and equipment:					
Buildings and structures	379,912	378,268	1,644	377,312	3,171,219
Machinery and equipment	467,727	472,977	(5,250)	469,333	3,904,232
Furniture and fixtures	182,556	177,972	4,584	160,906	1,523,840
Land	53,819	53,794	25	54,350	449,240
Other	11,828	11,962	(134)	11,395	98,731
	1,095,842	1,094,973	869	1,073,296	9,147,262
Accumulated depreciation	(664,051)	(652,204)	(11,847)	(594,046)	(5,542,997)
	431,791	442,769	(10,978)	479,250	3,604,265
Investments and other assets:					
Investment securities	37,077	35,906	1,171	26,020	309,491
Intangible assets	25,984	26,955	(971)	29,631	216,895
Other assets	42,264	46,020	(3,756)	58,378	352,788
Allowance for doubtful accounts	(876)	(880)	4	(971)	(7,312)
	104,449	108,001	(3,552)	113,058	871,862
Total assets	¥1,289,876	¥1,196,080	¥93,796	¥1,217,766	$10,766,912

The accompanying notes are an integral part of these financial statements.

	Millions of yen				Thousands of U.S. dollars
	June 30, 2003	March 31, 2003	Change	June 30, 2002	June 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term bank loans	¥134,584	¥142,198	¥(7,614)	¥217,990	$1,123,406
Current portion of long-term debt	67,659	70,258	(2,599)	83,880	564,766
Notes and accounts payable, trade	126,417	115,966	10,451	130,620	1,055,234
Accounts payable, other	62,656	77,492	(14,836)	63,558	523,005
Income taxes payable	7,199	8,316	(1,117)	5,251	60,092
Accrued bonuses	8,183	13,590	(5,407)	8,404	68,305
Accrued warranty costs	15,462	14,275	1,187	26,217	129,065
Other current liabilities	58,293	50,992	7,301	50,234	486,586
Total current liabilities	480,453	493,087	(12,634)	586,154	4,010,459
Long-term liabilities:					
Long-term debt	398,728	396,934	1,794	323,356	3,328,281
Accrued pension and severance costs	9,150	9,242	(92)	24,546	76,377
Accrued directors' and statutory auditors' retirement allowances	1,683	2,403	(720)	2,224	14,048
Other long-term liabilities	10,329	10,490	(161)	12,758	86,219
Total long-term liabilities	419,890	419,069	821	362,884	3,504,925
Minority interest in subsidiaries	2,605	2,608	(3)	1,945	21,745
Shareholders' equity:					
Common stock, no par value	49,091	12,531	36,560	12,531	409,775
Additional paid-in capital	72,499	10,259	62,240	10,259	605,167
Retained earnings	269,279	264,874	4,405	252,393	2,247,738
Net unrealized gains on other securities	1,001	167	834	795	8,355
Translation adjustments	(4,942)	(6,515)	1,573	(9,195)	(41,252)
Treasury stock	(0)	(0)	-	(0)	(0)
Total shareholders' equity	386,928	281,316	105,612	266,783	3,229,783
Commitment and contingent liabilities					
Total liabilities and shareholders' equity	¥1,289,876	¥1,196,080	¥93,796	¥1,217,766	$10,766,912

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

	Millions of yen					Thousands of U.S. dollars
	Three months ended June 30,		Change		Year ended March 31,	Three months ended June 30,
	2003	2002			2003	2003
Net sales	¥315,193	¥292,397	¥22,796	7.8%	¥1,322,453	$2,630,993
Cost of sales	224,851	216,246	8,605	4.0%	959,865	1,876,886
Gross profit	90,342	76,151	14,191	18.6%	362,588	754,107
Selling, general and administrative expenses:						
Salaries and wages	19,218	18,367	851	4.6%	72,597	160,417
Advertising	6,275	4,464	1,811	40.6%	30,138	52,379
Sales promotion	6,399	5,339	1,060	19.9%	30,364	53,414
Research and development costs	9,924	10,560	(636)	(6.0%)	42,787	82,838
Shipping costs	4,037	3,856	181	4.7%	19,756	33,698
Provision for doubtful accounts	363	61	302	495.1%	665	3,030
Other	29,909	29,167	742	2.5%	116,921	249,658
	76,125	71,814	4,311	6.0%	313,228	635,434
Operating income	14,217	4,337	9,880	227.8%	49,360	118,673
Other income:						
Interest and dividend income	522	348	174	50.0%	1,289	4,357
Other	1,665	1,814	(149)	(8.2%)	28,509	13,898
	2,187	2,162	25	1.2%	29,798	18,255
Other expenses:						
Interest expenses	1,638	1,477	161	10.9%	6,257	13,673
Net loss on foreign exchange	1,151	3,054	(1,903)	(62.3%)	5,552	9,608
Loss on disposal of property, plant and equipment	490	345	145	42.0%	3,233	4,090
Other	841	863	(22)	(2.5%)	32,487	7,020
	4,120	5,739	(1,619)	(28.2%)	47,529	34,391
Income before income taxes and minority interest	12,284	760	11,524	1516.3%	31,629	102,537
Income taxes	6,224	1,728	4,496	260.2%	18,657	51,953
Income (loss) before minority interest	6,060	(968)	7,028	-	12,972	50,584
Minority interest in subsidiaries	93	106	(13)	(12.3%)	462	776
Net income (loss)	¥5,967	¥(1,074)	¥7,041	-	¥12,510	$49,808

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Change in Shareholders' Equity (Unaudited)

	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
		Millions of yen						
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥1,286	¥1,342	¥(0)	¥254,931	¥280,349
Net income for the three months period ended June 30, 2002	-	-	-	-	-	-	(1,074)	(1,074)
Cash dividends	-	-	-	-	-	-	(1,367)	(1,367)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(97)	(97)
Net unrealized losses on other securities	-	-	-	(491)	-	-	-	(491)
Translation adjustments	-	-	-	-	(10,537)	-	-	(10,537)
Balance at June 30, 2002	151,864,592	¥12,531	¥10,259	¥795	¥(9,195)	¥(0)	¥252,393	¥266,783
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥167	¥(6,515)	¥(0)	¥264,874	¥281,316
Net income for the three months period ended June 30, 2003	-	-	-	-	-	-	5,967	5,967
Issuance of common stock under public offering	40,000,000	36,560	62,240	-	-	-	-	98,800
Cash dividends	-	-	-	-	-	-	(1,367)	(1,367)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(195)	(195)
Net unrealized gain on other securities	-	-	-	834	-	-	-	834
Translation adjustments	-	-	-	-	1,573	-	-	1,573
Balance at June 30, 2003	191,864,592	¥49,091	¥72,499	¥1,001	¥(4,942)	¥(0)	¥269,279	¥386,928

	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
		Millions of yen						
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥1,286	¥1,342	¥(0)	¥254,931	¥280,349
Net income	-	-	-	-	-	-	12,510	12,510
Cash dividends	-	-	-	-	-	-	(2,734)	(2,734)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(98)	(98)
Increase due to affiliates newly accounted for under the equity method	-	-	-	-	-	-	265	265
Net unrealized losses on other securities	-	-	-	(1,119)	-	-	-	(1,119)
Translation adjustments	-	-	-	-	(7,857)	-	-	(7,857)
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥167	¥(6,515)	¥(0)	¥264,874	¥281,316

	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
	Thousands of U.S. dollars						
Balance at March 31, 2003	$104,600	$85,634	$1,394	$(54,382)	$(0)	$2,210,968	$2,348,214
Net income for the three months period ended June 30, 2003	-	-	-	-	-	49,808	49,808
Issuance of common stock under public offering	305,175	519,533	-	-	-	-	824,708
Cash dividends	-	-	-	-	-	(11,410)	(11,410)
Bonuses to directors and statutory auditors	-	-	-	-	-	(1,628)	(1,628)
Net unrealized gain on other securities	-	-	6,961	-	-	-	6,961
Translation adjustments	-	-	-	13,130	-	-	13,130
Balance at June 30, 2003	$409,775	$605,167	$8,355	$(41,252)	$(0)	$2,247,738	$3,229,783

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30,			Year ended March 31,	Three months ended June
	2003	2002	Change	2003	30, 2003
Cash flows from operating activities:					
Net income (loss)	¥5,967	¥(1,074)	¥7,041	¥12,510	$49,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities-					
Depreciation and amortization	26,371	28,863	(2,492)	127,406	220,125
Accrual for net pension and severance costs, less payments	(1,176)	(27)	(1,149)	(18,212)	(9,816)
Net (gain) loss on sales and disposal of property, plant and equipment	393	(87)	480	1,978	3,280
Equity in net (gains) losses under the equity method	(55)	(64)	9	95	(459)
Deferred income taxes	282	(563)	845	6,289	2,354
(Increase) decrease in allowance for doubtful accounts	324	(166)	490	(459)	2,705
Accrued income taxes	(851)	(6,510)	5,659	(1,839)	(7,103)
Decrease in notes and accounts receivable, trade	13,689	31,470	(17,781)	20,636	114,265
(Increase) decrease in inventories	(13,478)	(4,979)	(8,499)	2,471	(112,504)
Increase (decrease) in notes and accounts payable, trade	8,802	3,998	4,804	(3,613)	73,472
Other	(7,086)	(15,610)	8,524	12,242	(59,149)
Net cash provided by operating activities	33,182	35,251	(2,069)	159,504	276,978
Cash flows from investing activities:					
Payment for purchases of property, plant and equipment	(20,622)	(26,544)	5,922	(85,274)	(172,137)
Proceeds from sales of property, plant and equipment	383	2,090	(1,707)	7,872	3,197
Payments for purchases of intangible assets	(3,138)	(1,814)	(1,324)	(8,898)	(26,194)
Payments of long-term prepaid expenses	(29)	(20)	(9)	(10,943)	(242)
Other	709	508	201	(10,700)	5,918
Net cash used in investing activities	(22,697)	(25,780)	3,083	(107,943)	(189,458)
Cash flows from financing activities:					
Increase (decrease) in short-term borrowings	(7,592)	19,053	(26,645)	(56,723)	(63,372)
Proceeds from long-term debt	2,500	9,747	(7,247)	150,644	20,868
Repayment of long-term debt	(3,253)	(584)	(2,669)	(81,568)	(27,154)
Issuance of common stock	98,800	-	98,800	-	824,708
Cash dividends	(1,367)	(1,367)	-	(2,734)	(11,410)
Other	(101)	(373)	272	(508)	(843)
Net cash provided by financing activities	88,987	26,476	62,511	9,111	742,797
Effect of exchange rate fluctuations on cash and cash equivalents	225	(1,524)	1,749	307	1,878
Net increase (decrease) in cash and cash equivalents	99,697	34,423	65,274	60,979	832,195
Cash and cash equivalents at beginning of the period	192,288	131,309	60,979	131,309	1,605,075
Cash and cash equivalents at end of the period	¥291,985	¥165,732	¥126,253	¥192,288	$2,437,270
Supplemental disclosures of cash flow information:					
Cash received and paid during the year for-					
Interest and dividend received	¥537	¥720	¥(183)	¥2,227	$4,482
Interest paid	¥(1,194)	¥(1,542)	¥348	¥(6,143)	$(9,967)
Income taxes paid	¥(6,793)	¥(8,800)	¥2,007	¥(14,207)	$(56,703)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile. The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of June 30, 2003, and for the three months ended June 30, 2003 are an English translation of the Japanese consolidated financial statements of Epson, which have been prepared in accordance with accounting principles and practices generally accepted in Japan. The interim consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are, in the opinion of management, necessary to present a fair statement of the results of the interim period presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles and practices in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned

companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Translation of foreign currency transactions and accounts -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which represent low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:
Investments in debt and equity securities are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the

consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over their estimated useful lives, ranging from

three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Income taxes –

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

(11) Pension and severance costs -

The Company and some of its Japanese subsidiaries maintain a contributory defined benefit welfare pension plan (the "welfare pension plan") covering substantially all of their employees. The welfare pension plan is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law. The welfare pension plan covers the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by these companies and their employees.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs and actuarial gains and losses are amortized based on the straight-line method over a period of five years.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(12) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(13) Research and development costs -

Research and development costs are expensed as incurred.

(14) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(15) Net income per share -

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal period. Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the relevant periods.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards

concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. Epson has adopted these new accounting standards from the fiscal year commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and statutory auditors", which is determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end and not reflected in the accounts of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and statutory auditors" was charged to income in the current year.

(16) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥119.80 = U.S.$1, the rate of exchange prevailing at June 30, 2003, has been used.

4. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which was included in investment securities at June 30, 2003 was as follows:

	Millions of yen			
	June 30, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	¥4,337	¥1,745	¥(102)	¥5,980
Debt securities	52	5	-	57
Other	601	36	(26)	611
Total	¥4,990	¥1,786	¥(128)	¥6,648

	Thousands of U.S. dollars			
	June 30, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	$36,202	$14,566	$(851)	$49,917
Debt securities	434	42	-	476
Other	5,017	300	(217)	5,100
Total	$41,653	$14,908	$(1,068)	$55,493

The carrying amount of unlisted investment securities at June 30, 2003 was ¥19,260 million ($160,768 thousand).

For the period ended June 30, 2003, devaluation of the values of other securities with an aggregate market value of ¥0 million ($0 thousand) was charged to current income. The devaluation is principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

5. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts, notional amounts and fair values of derivatives as at June 30, 2003 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

Instruments	Millions of yen June 30, 2003 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar	¥2,171	¥2,201	¥(30)
Euro	21,039	21,946	(907)
Sterling pound	269	277	(8)
Australian dollar	889	923	(34)
Swiss Francs	282	278	4
Thai baht	245	243	2
Purchased -			
U.S. dollar	1,868	1,878	10
Euro	4	4	(0)
Sterling pound	2,373	2,380	7
Japanese yen	31	31	(0)
Total unrealized losses from forward exchange contracts			¥(956)

Instruments	Thousands of U.S. dollars June 30, 2003 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar	$18,122	$18,372	$(250)
Euro	175,618	183,189	(7,571)
Sterling pound	2,245	2,312	(67)
Australian dollar	7,421	7,705	(284)
Swiss Francs	2,354	2,321	33
Thai baht	2,045	2,028	17
Purchased -			
U.S. dollar	15,593	15,676	83
Euro	33	33	(0)
Sterling pound	19,808	19,867	59
Japanese yen	259	259	(0)
Total unrealized losses from forward exchange contracts			$(7,980)

There were no interest rate swap transactions outstanding at June 30, 2003.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

6. Assets pledged as collateral for secured loans and debt:

Assets pledged as collateral for secured loans and debt at June 30, 2003 were as follows:

Pledged assets	Millions of yen	Thousands of U.S. dollars
Land	¥386	$3,222
Buildings and structures	1,544	12,888
Machinery and equipment	448	3,740
Furniture and fixtures	23	192
Total	¥2,401	$20,042

Secured loans and debt	Millions of yen	Thousands of U.S. dollars
Current portion of long-term debt	¥162	$1,352
Long-term debt	12	100
Total	¥174	$1,452

In the period ended June 30, 2003, Epson has line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million ($333,890 thousand). As at June 30, 2003, there were unused credit lines of ¥40,000 million ($333,890 thousand) outstanding and available.

7. Shareholders' equity:

The shares of common stock were listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. At the same time as the listing, 40,000,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥98,800 million ($824,708 thousand). Of the 40,000,000 shares, 23,805,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥36,560 ($305,175 thousand) and ¥62,240 ($519,533 thousand), respectively.

8. Net income per share:

Net income per share for the period ended June 30, 2003 is as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥5,967	$49,808
Weighted average number of common shares outstanding	154,501,955	
	Yen	U.S. dollars
Net income per share:		
-Basic	¥38.62	$0.32
-Diluted	¥38.57	$0.32

In connection with the offering of the over-allotted shares granted to Nikko Citigroup Limited, 216,789 potential common shares were included in the diluted number of shares outstanding.

9. Cash flow information:

Cash and cash equivalents at June 30, 2003 were composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥294,692	$2,459,866
Investment with maturities of three months or less	-	-
Sub-total	294,692	2,459,866
Less:		
Short-tem bank loans (overdrafts)	(2,248)	(18,765)
Time deposits due over three months	(459)	(3,831)
Investments held for more than three months	(0)	(0)
Cash and cash equivalents	¥291,985	$2,437,270

10. Leases:

As described in Note 2 (14), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for three months ended June 30, 2003 amounted to ¥1,089 million ($9,090 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at June 30, 2003 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥3,911	$32,646
Furniture and fixtures	6,917	57,738
Intangible assets	1,825	15,234
	12,653	105,618
Less: accumulated depreciation	8,258	68,932
Net book value	¥4,395	$36,686

Depreciation expenses for these leased assets for three months ended June 30, 2003 would have been ¥1,014 million ($8,464 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for three months ended June 30, 2003 would have been ¥27 million ($225 thousand).

Future lease payments for capital leases at June 30, 2003 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥2,286	$19,082
Due after one year	2,204	18,397
Total	¥4,490	$37,479

Future lease payments for non-cancelable operating leases as a lessee at June 30, 2003 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥3,071	$25,634
Due after one year	10,517	87,788
Total	¥13,588	$113,422

In addition, future lease receipts for non-cancelable operating leases as a lessor at June 30, 2003 were as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥337	$2,813
Due after one year	2,504	20,902
Total	¥2,841	$23,715

11. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at June 30, 2003 were ¥4,390 million ($36,644 thousand). Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at June 30, 2003 were ¥135 million ($1,127 thousand).

12. Subsequent events:

(1) Exercise of over-allotment-

In addition to the 40,000,000 shares of common stock issued on June 24, 2003, Nikko Citigroup Limited offered to the public in Japan 4,500,000 existing shares in order to provide for an over-allotment and to create a short position in the shares of common stock. In connection with the offering of the over-allotted shares, a resolution at the board of directors' meeting held on June 16, 2003 was made for Epson to grant Nikko Citigroup Limited an option to purchase 4,500,000 new shares of common stock solely to cover the short position in the shares of common stock created by the offering of the over-allotted shares. Nikko Citigroup Limited exercised this option on July 18, 2003 and payment to Epson was completed on July 23, 2003. As a result, 4,500,000 shares of common stock were issued on July 24, 2003. Due to this issuance, common stock and additional paid-in capital increased ¥4,113 million ($34,332 thousand) and ¥7,002 million ($58,447 thousand), respectively, resulting in 196,364,592 shares of outstanding common stock. Epson intends to use the proceeds for financing capital expenditures and for research and development.

(2) Pension plan amendment-

On July 15, 2003, the Company and one consolidated subsidiary decided to change approximately half of its tax-qualified pension plans from defined benefit plans to new non-tax-qualified defined contribution plans and the remaining half from tax-qualified defined benefit plans to new non-tax-qualified defined benefit plans both beginning April 1, 2004. The Company is in the process of estimating the effect on income for this plan amendment for the year ending March 31, 2004 in accordance with "Accounting for Transfers between Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan). In order to effect the change, the Company and one consolidated subsidiary must make a contribution to the pension fund for the unfunded portion of the tax-qualified defined benefit plans at the date of transfer, March 31, 2004. The additional contribution amount has not yet been determined.

13. Segment information:

(1) Business segment information-

	Millions of yen					Thousands of U.S. dollars
	Three months ended June 30,		Change		Year ended March 31,	Three months ended June 30,
	2003	2002			2003	2003
Information-related equipment:						
Net sales						
Customers	¥204,665	¥203,829	¥836	0.4%	¥911,459	$1,708,389
Inter-segment	474	795	(321)	(40.4%)	4,398	3,957
Total	205,139	204,624	515	0.3%	915,857	1,712,346
Operating expenses	189,560	186,042	3,518	1.9%	835,431	1,582,304
Operating income (loss)	¥15,579	¥18,582	¥(3,003)	(16.2%)	¥80,426	$130,042
Electronic devices:						
Net sales						
Customers	¥91,894	¥67,781	¥24,113	35.6%	¥328,460	$767,061
Inter-segment	5,739	5,511	228	4.1%	25,828	47,905
Total	97,633	73,292	24,341	33.2%	354,288	814,966
Operating expenses	96,840	87,569	9,271	10.6%	382,288	808,347
Operating income (loss)	¥793	¥(14,277)	¥15,070	-	¥(28,000)	$6,619
Precision products:						
Net sales						
Customers	¥17,353	¥19,468	¥(2,115)	(10.9%)	¥77,155	$144,850
Inter-segment	671	507	164	32.3%	2,590	5,601
Total	18,024	19,975	(1,951)	(9.8%)	79,745	150,451
Operating expenses	17,828	20,075	(2,247)	(11.2%)	79,100	148,815
Operating income (loss)	¥196	¥(100)	¥296	-	¥645	$1,636
Other:						
Net sales						
Customers	¥1,281	¥1,319	¥(38)	(2.9%)	¥5,379	$10,693
Inter-segment	5,330	4,614	716	15.5%	20,931	44,490
Total	6,611	5,933	678	11.4%	26,310	55,183
Operating expenses	8,972	5,948	3,024	50.8%	30,042	74,891
Operating income (loss)	¥(2,361)	¥(15)	¥(2,346)	-	¥(3,732)	$(19,708)
Eliminations and corporate:						
Net Sales	¥(12,214)	¥(11,427)	¥(787)	-	¥(53,747)	$(101,953)
Operating expenses	(12,224)	(11,574)	(650)	-	(53,768)	(102,037)
Operating income (loss)	¥10	¥147	¥(137)	(93.2%)	¥21	$84
Consolidated:						
Net Sales	¥315,193	¥292,397	¥22,796	7.8%	¥1,322,453	$2,630,993
Operating expenses	300,976	288,060	12,916	4.5%	1,273,093	2,512,320
Operating income (loss)	¥14,217	¥4,337	¥9,880	227.8%	¥49,360	$118,673

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, multi-function printers, large format printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers of use in POS systems and personal computers.

Electronic devices segment, including semiconductor products, small and medium-sized LCD modules, TFT LCD modules for LCD projectors, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new business still in the start-up phase, are categorized within "Other".

(2) Geographic segment information-

	Millions of yen					Thousands of U.S. dollars
	Three months ended June 30,		Change		Year ended March 31,	Three months ended June 30,
	2003	2002			2003	2003
Japan:						
Net sales						
Customers	¥156,134	¥142,996	¥13,138	9.2%	¥637,544	$1,303,289
Inter-segment	118,171	112,550	5,621	5.0%	478,441	986,402
Total	274,305	255,546	18,759	7.3%	1,115,985	2,289,691
Operating expenses	263,356	254,548	8,808	3.5%	1,097,056	2,198,297
Operating income (loss)	¥10,949	¥998	¥9,951	997.1%	¥18,929	$91,394
The Americas:						
Net sales						
Customers	¥51,259	¥55,445	¥(4,186)	(7.5%)	¥230,263	$427,871
Inter-segment	9,977	7,792	2,185	28.0%	39,315	83,281
Total	61,236	63,237	(2,001)	(3.2%)	269,578	511,152
Operating expenses	60,284	61,872	(1,588)	(2.6%)	262,468	503,205
Operating income (loss)	¥952	¥1,365	¥(413)	(30.3%)	¥7,110	$7,947
Europe:						
Net sales						
Customers	¥61,145	¥50,863	¥10,282	20.2%	¥258,278	$510,392
Inter-segment	828	1,522	(694)	(45.6%)	5,573	6,912
Total	61,973	52,385	9,588	18.3%	263,851	517,304
Operating expenses	61,841	52,303	9,538	18.2%	260,665	516,202
Operating income (loss)	¥132	¥82	¥50	61.0%	¥3,186	$1,102
Asia / Oceania:						
Net sales						
Customers	¥46,655	¥43,093	¥3,562	8.3%	¥196,368	$389,441
Inter-segment	110,647	98,590	12,057	12.2%	439,632	923,597
Total	157,302	141,683	15,619	11.0%	636,000	1,313,038
Operating expenses	153,476	137,854	15,622	11.3%	620,376	1,281,102
Operating income (loss)	¥3,826	¥3,829	¥(3)	(0.1%)	¥15,624	$31,936
Eliminations and corporate:						
Net Sales	¥(239,623)	¥(220,454)	¥(19,169)	-	(¥962,961)	$(2,000,192)
Operating expenses	(237,981)	(218,517)	(19,464)	-	(967,472)	(1,986,486)
Operating income (loss)	¥(1,642)	¥(1,937)	¥295	-	¥4,511	$(13,706)
Consolidated:						
Net Sales	¥315,193	¥292,397	¥22,796	7.8%	¥1,322,453	$2,630,993
Operating expenses	300,976	288,060	12,916	4.5%	1,273,093	2,512,320
Operating income (loss)	¥14,217	¥4,337	¥9,880	227.8%	¥49,360	$118,673

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer.

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela and Mexico.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain and Portugal.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia and Korea.

(3) Sales to overseas customers-

	Millions of yen					Thousands of U.S. dollars
	Three months ended June 30,		Change		Year ended March 31,	Three months ended June 30,
	2003	2002			2003	2003
Overseas sales:						
The Americas	¥55,303	¥58,848	¥(3,545)	(6.0%)	¥239,936	$461,628
Europe	80,228	61,459	18,769	30.5%	318,575	669,683
Asia/Oceania	69,703	56,896	12,807	22.5%	274,307	581,828
Total	205,234	177,203	28,031	15.8%	832,818	1,713,139
Consolidated sales	¥315,193	¥292,397	¥22,796	7.8%	¥1,322,453	$2,630,993
Percentage:						
The Americas	17.5%	20.1%			18.1%	
Europe	25.5	21.0			24.1	
Asia/Oceania	22.1	19.5			20.8	
Total	65.1%	60.6%			63.0%	

Supplementary Information

Consolidated First Quarter ended June 30, 2003

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Three months ended June 30, 2002	Three months ended June 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Information related equipment	204.6	205.2	0.3%	949.0	3.6%
Imaging & information	160.1	164.5	2.7%	752.0	3.8%
Visual instruments	20.9	17.2	(18.0%)	99.0	5.6%
System device & PC	26.8	26.8	(0.0%)	112.0	(0.5%)
Intra-segment sales	(3.2)	(3.3)	-%	(14.0)	-%
Electronics devices	73.3	97.6	33.2%	410.0	15.7%
Display	44.4	66.5	49.7%	272.0	20.7%
Semiconductor	27.0	33.7	24.8%	141.0	12.5%
Quartz device	8.6	9.0	4.9%	38.0	5.2%
Other	0.7	0.8	12.5%	3.0	(3.6%)
Intra-segment sales	(7.4)	(12.4)	-%	(44.0)	-%
Precision products	20.0	18.0	(9.8%)	80.0	0.3%
Other	5.9	6.6	11.4%	26.0	(1.2%)
Inter-segment sales	(11.4)	(12.2)	-%	(55.0)	-%
Consolidated sales	292.4	315.2	7.8%	1,410.0	6.6%

2. Business segment information

(Unit: billion yen)

	Three months ended June 30, 2002	Three months ended June 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Information related equipment					
Net sales					
Customers	203.8	204.7	0.4%	948.0	4.0%
Inter-segment	0.8	0.5	(40.3%)	1.0	(77.7%)
Total	204.6	205.2	0.3%	949.0	3.6%
Operating expenses	186.0	189.6	1.9%	891.0	6.7%
Operating income (loss)	18.6	15.6	(16.2%)	58.0	(27.9%)
Electronics devices					
Net sales					
Customers	67.8	91.9	35.6%	379.0	15.4%
Inter-segment	5.5	5.7	4.1%	31.0	20.0%
Total	73.3	97.6	33.2%	410.0	15.7%
Operating expenses	87.6	96.8	10.6%	394.0	3.1%
Operating income (loss)	(14.3)	0.8	-%	16.0	-%
Precision products					
Net sales					
Customers	19.5	17.3	(10.9%)	77.0	(0.2%)
Inter-segment	0.5	0.7	32.4%	3.0	15.8%
Total	20.0	18.0	(9.8%)	80.0	0.3%
Operating expenses	20.1	17.8	(11.2%)	78.0	(1.4%)
Operating income (loss)	(0.1)	0.2	-%	2.0	210.4%
Other					
Net sales					
Customers	1.3	1.3	(2.9%)	6.0	11.5%
Inter-segment	4.6	5.3	15.5%	20.0	(4.4%)
Total	5.9	6.6	11.4%	26.0	(1.2%)
Operating expenses	5.9	9.0	50.8%	39.0	29.8%
Operating income (loss)	(0.0)	(2.4)	-%	(13.0)	-%
Elimination and corporate					
Net sales	(11.4)	(12.2)	-%	(55.0)	-%
Operating expenses	(11.5)	(12.2)	-%	(55.0)	-%
Operating income (loss)	0.1	0.0	(92.9%)	0.0	-%
Consolidated					
Net sales	292.4	315.2	7.8%	1,410.0	6.6%
Operating expenses	288.1	301.0	4.5%	1,347.0	5.8%
Operating income (loss)	4.3	14.2	227.8%	63.0	27.6%

3 . Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Three months ended June 30, 2002	Three months ended June 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Capital expenditure	12.2	13.1	6.8%	87.7	17.9%
Information related equipment	4.1	9.0	119.5%	39.5	51.2%
Electronics device	6.5	2.1	(67.2%)	27.9	(15.9%)
Precision product	0.4	0.6	45.5%	4.2	18.2%
Other	1.2	1.4	8.3%	16.1	39.1%
Depreciation and amortization	28.7	26.2	(8.7%)	119.0	(5.4%)

4. Research and development

(Unit: billion yen)

	Three months ended June 30, 2002	Three months ended June 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Research and Development	20.1	20.6	2.4%	93.0	8.4%
R&D / sales ratio	6.9%	6.5%		6.6%	

5. Management indices

(Unit: %)

	Three months ended June 30, 2002	Three months ended June 30, 2003	Increase Point	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 Point
Return on equity (ROE)	(0.4%)	1.8%	2.2	6.8%	2.3
Return on assets (ROA)	0.1%	1.0%	0.9	3.6%	1.0
Return on sales (ROS)	0.3%	3.9%	3.6	3.1%	0.7

Note 1. ROE=Net Income / Beginning and ending balance average shareholders' equity
2. ROA=Income before income tax and minority interest / Beginning and ending balance average total assets
3. ROS=Income before income tax and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Three months ended June 30, 2002	Three months ended June 30, 2003	Increase
Foreign exchange effect	7.3	0.1	(7.2)
U.S. dollars	2.0	(3.9)	(5.9)
Euro	3.0	6.0	3.0
Other	2.3	(2.0)	(4.3)
Exchange rate			
Yen / U.S. dollars	127.04	118.50	
Yen / Euro	116.57	134.66	

Note Foreign exchange effect=(Foreign currency sales for the period) x (average rate for the period – average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	June 30, 2002	March 31, 2003	June 30, 2003	Increase compared to March 31,2003
Inventory	171.9	167.5	182.8	15.4
Information related equipment	105.5	100.3	112.2	11.9
Electronic devices	51.1	53.2	54.9	1.8
Precision products	14.0	12.7	13.9	1.2
Other/ Corporate	1.3	1.3	1.8	0.5
				(Unit : days)
Turnover by days	54	46	53	7
Information related equipment	47	40	50	10
Electronic devices	63	55	51	(4)
Precision products	64	58	70	12
Other/ Corporate	21	17	26	9

Note: Turnover by days=ending balance of inventory / prior 3 months sales per day

8.Employees

(Unit: person)

	June 30, 2002	March 31, 2003	June 30, 2003	Increase compared to March 31,2003
Number of employees at period end	71,244	73,797	79,311	5,514
Domestic	20,674	20,435	20,593	158
Overseas	50,570	53,362	58,718	5,356

3. 6 Aug. 2003 Epson Announces Resumption of Construction at Chitose Plant

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August 6, 2003

Epson Announces Resumption of Construction at Chitose Plant



TOKYO, Japan, August 6 - Seiko Epson Corporation ("Epson") today announced its decision to resu its liquid crystal panel manufacturing plant in the city of Chitose, Hokkaido.

1. Factors behind the Decision

Epson will manufacture high-temperature polysilicon (HTPS) TFT panels at its Chitose Plant, locate World industrial park. The company will invest approximately 29.7 billion yen (including 6.5 billion invested) on the first phase of construction, with completion slated for June 2004. The Chitose Plar first to produce HTPS panels for leading-edge liquid crystal projectors using 300-millimeter (12-inc wafers.

Construction of the plant began in August 2001, and the start of operations was originally schedule While the building itself had been completed, the launch of operations had been postponed until 2(slowdown in the US economy and a worldwide recession.

After closely following market trends, Epson reached a decision to begin production at the Chitose 2004 based on observations that projector sales have returned to a growth track since fiscal 2002. believes that there are definite signs of a budding consumer market, centered on rear-projection T enable Epson to tap the potential of the growing "digital society."

2. Epson's High-Temperature Polysilicon Panels

The market for HTPS panels - used in liquid crystal projectors - is expected to expand with the ste demand for such projectors in both the corporate and education sectors. The panels are also key d products such as home theater systems and rear-projection TVs, whose markets should grow with broadcasting and DVD players.

Epson's HTPS panels boast unrivaled brightness thanks to proprietary cutting-edge liquid-crystal a technologies. They have constantly been industry leaders, claiming an overwhelming 57% share o valve market. (*1)

Cumulative shipments of Epson's HTPS panels exceeded 10 million units in October 2002 since ma in 1994. Epson hopes to reach the 20 million mark during fiscal 2004 ending March 2005.

The Chitose Plant will introduce new technology and be Epson's first to produce state-of-the-art H 300-millimeter (12-inch) quartz glass wafers. Initially, the plant will produce an equivalent of 2,00 but production will subsequently be expanded in accordance with market trends.

3. Provisional Outline of the Chitose Plant

The Chitose Plant has been designed with the environment in mind. It incorporates life-cycle-asses considerations, such as the adoption of energy-saving equipment, use of recycled materials, and r construction waste. The only primary energy sources the plant will use will be electricity and natur curbing carbon-dioxide emissions. In keeping with Epson's solid environmental track record, the pl

be harmonized with the global environment. Efforts will also be made to build a plant that does not beauty of the surrounding area.

Name: Seiko Epson Corporation Chitose Plant
Address: 758-173 Bibi, Chitose, Hokkaido
Resumption of construction: August 2003
Completion of clean room: June 2004
Start of operation: October 2004 (test runs using 12-inch wafers)
Product: High-temperature polysilicon TFT panels
Area of plant grounds: 160,213.56 m^2
Building details:
Structure: Steel-frame construction
Floors: Six stories above ground (plus rooftop structure)
Area occupied by building: 19,830.29 m^2
Total floor space: 81,386.37 m^2
Manufacturing capacity (at start of mass production): 2,000 panels (12-inch wafer equivaler
Manufacturing setup (at start of mass production): Approx. 200 employees
Initial investment: Approx. 29.7 billion yen (6.5 billion yen spent through fiscal 2002; the latest result in 2.5 billion yen in fresh spending in fiscal 2003 and 20.7 billion yen in fiscal 2004)
Additional investments will be made in accordance with market trends.

The amount to be spent during fiscal 2003 is included in Epson's investment plans for the current f not affect Epson's performance forecast for fiscal 2003.

*1: Including liquid crystal and other formats. The percentage is Epson's own estimate based on fi Techno Systems Research, DisplaySearch, Fuji Chimera Research Institute, and others.

About Epson
The Epson Group increases its corporate value through its innovative and creative cultur providing its customers with digital image innovation, its main product lines comprise in equipment such as printers and projectors, electronic devices including displays, semico quartz devices, and precision products such as watches. Epson products are known throu for their superior quality, functionality, compactness and energy efficiency.
The Epson Group is a network of 73,797 employees in 114 companies around the world, ongoing contributions to the global environment and to the communities in which it is lo Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Ex Group had consolidated sales of 1,322 billion yen in fiscal 2002.

Contacts
Corporate Communications, Seiko Epson Corporation
+81-266-58-1705 or +81-3-3340-2637
E-mail
http://www.epson.co.jp/e/